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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                      __________________________________

                                  FORM 8-A/A
                                AMENDMENT NO. 1

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                      AMERICAN SUPERCONDUCTOR CORPORATION
                      -----------------------------------
             Exact name of registrant as specified in its charter)

                Delaware                                  04-2959321
                --------                                  ----------
        (State of incorporation                          (IRS Employer
           or organization)                           Identification No.)

          Two Technology Drive
        Westborough, Massachusetts                           01581
------------------------------------------                  --------
 (Address of principal executive offices)                  (Zip Code)


If this form relates to the                If this form relates to the
registration of a class of securities      registration of a class of securities
pursuant to Section 12(b) of the           pursuant to Section 12(g) of the
Exchange Act and is effective              Exchange Act and is effective
pursuant to General Instruction            pursuant to General Instruction
A.(c), please check the following          A.(d), please check the following
box. [_]                                   box. [_]


Securities Act registration statement file number to which this form relates: ____________________
           (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                                     None
________________________________________________________________________________
                               (Title of Class)

Securities to be registered pursuant to Section 12(g) of the Act:


                         Common Stock Purchase Rights
________________________________________________________________________________
                               (Title of Class)
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EXPLANATORY NOTE:

     This Amendment No. 1 to Registration Statement on Form 8-A/A amends and restates the Registration Statement on Form 8-A dated October 30, 1998 (the "Form 8-A"), filed by American Superconductor Corporation (the "Company") with respect to the Common Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of October 30, 1998 (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"). On January 29, 1999, the Company and the Rights Agent entered into Amendment No. 1 to Rights Agreement ("Amendment No. 1"), which is included as Exhibit 2 hereto and is incorporated herein by reference. In general, Amendment No. 1 eliminates the provision of the Rights Agreement limiting the ability of the Board of Directors, should a majority of the Board be comprised of persons who were not nominated by the Board of Directors in office immediately prior to the stockholders' meeting at which such persons were elected, to redeem Rights for a period of 90 days after the election of such directors. The Rights Agreement, as amended through the date hereof, is referred to herein as the "Rights Agreement."

ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     On October 30, 1998, the Board of the Company declared a dividend of one Right for each outstanding share of the Company's Common Stock to stockholders of record at the close of business on November 12, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one share of Common Stock, $.01 par value per share (the "Common Stock"), at a Purchase Price of $60.00 in cash, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days (or such later date as may be determined by the Board of Directors of the Company) following the later of (a) the first date of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock or (b) the first date on which an executive officer of the Company has actual knowledge that an Acquiring Person has become such (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as may be determined by the Board of Directors of the Company) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the rights), (i) the Rights will be evidenced by the

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Common Stock certificates and will be transferred with and only with such Common
Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire upon the earliest of the close of business on October 30, 2008 (the "Final Expiration Date") unless earlier redeemed or exchanged as described below. As soon as practicable after the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except for shares of Common Stock issued upon the exercise of stock options or under any employee plan or arrangement, or upon the exercise, conversion or exchange of securities issued by the Company prior to the Distribution Date, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that any Person becomes an Acquiring Person, unless the event causing the 15% threshold to be crossed is a Permitted Offer (as defined in the Rights Agreement), then, promptly following the first occurrence of such event, each holder of a Right (except as provided below and in Section 7(e) of the Rights Agreement) shall thereafter have the right to receive, upon exercise, that number of shares of Common Stock of the Company (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) per share of Common Stock at the date of the occurrence of such event. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The event summarized in this paragraph is referred to as a "Section 11(a)(ii) Event."

     For example, at an exercise price of $60.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Section 11(a)(ii) Event would entitle its holder to purchase for $60.00 such number of shares of Common Stock (or other consideration, as noted above) as equals $60.00 divided by one-half of the current market price (as defined in the Rights Agreement) of the Common Stock. Assuming that the Common Stock had a per share value of $30.00 at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock for $60.00.

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     In the event that, at any time after any Person becomes an Acquiring
Person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger (other than a consolidation or merger which follows a Permitted Offer) or if the Company is the surviving entity, but shares of its outstanding Common Stock are changed or exchanged for stock or securities (of any other person) or cash or any other property, or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by 50% of the current market price of such common stock at the date of the occurrence of the event. The events summarized in this paragraph are referred to as "Section 13 Events." A Section 11(a)(ii) Event and Section 13 Events are collectively referred to as "Triggering Events."

     For example, at an exercise price of $60.00 per Right, each valid Right following a Section 13 Event would entitle its holder to purchase for $60.00 such number of shares of common stock of the acquiring company as equals $60.00 divided by one-half of the current market price (as defined in the Rights Agreement) of such common stock. Assuming that such common stock had a per share value of $20.00 at such time, the holder of each valid Right would be entitled to purchase six shares of common stock of the acquiring company for $60.00.

     At any time after the occurrence of a Section 11(a)(ii) Event, subject to certain conditions, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the then-current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

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     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

     At any time prior to the earlier of (i) the tenth Business Day (or such later date as may be determined by the Board of Directors of the Company) after the Stock Acquisition Date, or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), payable in cash or stock. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights may also be redeemable following certain other circumstances specified in the Rights Agreement.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Subject to certain exceptions, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to such time as the Rights are no longer redeemable.

     A copy of the Rights Agreement dated as of October 30, 1998 has been filed with the Securities and Exchange Commission as Exhibit 1 to the Form 8-A dated October 30, 1998 and is incorporated herein by reference. Amendment No. 1 is filed as Exhibit 2 hereto and is incorporated herein by reference. A copy of the Rights Agreement, as amended, is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

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ITEM 2.  EXHIBITS.

Exhibit No.                   Description
----------                    -----------

     1 Rights Agreement, dated as of October 30, 1998, between the Company and American Stock Transfer & Trust Company, which includes as Exhibit A the Form of Rights Certificate and as Exhibit B the Summary of Rights to Purchase Common Stock (incorporated herein by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A (File No. 000-19672)).

     2 Amendment No. 1 to Rights Agreement, dated as of January 29, 1999, by and between the Company and American Stock Transfer & Trust Company.

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form 8-A/A to be signed on its behalf by the undersigned, thereto duly authorized.



Date: March 12, 1999
                                 AMERICAN SUPERCONDUCTOR
                                 CORPORATION


                                 /s/  Stanley Piekos
                                 ----------------------------------
                                 Stanley Piekos
                                 Vice President, Corporate Development and
                                 Chief Financial Officer

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                                 EXHIBIT INDEX
                                 -------------


Exhibit No.    Description
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        1      Form of Rights Agreement, dated as of October 30, 1998, between the Company and American Stock Transfer & Trust Company, which includes as Exhibit A the Form of Rights Certificate and as Exhibit B the Summary of Rights to Purchase Common Stock
               (incorporated herein by reference to the Company's Registration
               Statement on Form 8-A (File No. 000-19672)).

        2 Amendment No. 1 to Rights Agreement, dated as of January 29, 1999 by and between the Company and American Stock Transfer & Trust Company.